FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Corporation

Tournigan Gold Corporation ("Tournigan" or the "Corporation")
12th Floor, 570 Granville Street
Vancouver, BC CANADA V6C 3P1
Telephone: 604.683.8320

Item 2.

Date of Material Change

December 11, 2007

Item 3.

News Release

The news release was disseminated through the services of Canada Stockwatch on December 11, 2007.

Item 4.

Summary of Material Change

The Corporation announced the appointment of Investor Relations and the grant of stock options.

Item 5.

Full Description of Material Change

The Corporation announced the appointment of Mr. Knox Henderson to the position of Investor Relations. Mr. Henderson has extensive experience in corporate communications, public relations and investor relations in both agency and corporate environments. He was formerly a securities trader on the CDNX exchange. As the Corporation’s Investor Relations contact, Mr. Henderson’s objective will be to create effective communication between the Corporation, its shareholders and the investment community. The Corporation also announced the grant of 120,000 incentive stock options to employees of the Corporation at an exercise price of $1.35. The stock options are subject to vesting provisions and the terms and conditions of the Corporation’s Stock Option Plan. The stock options will expire after a period of five years from the date of issuance.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

The following Senior Officer of the Corporation is available to answer questions regarding this report:

James Walchuck, President and CEO
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 11th day of December, 2007.